INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of the 23 day of October, 2006 by and between MEDecision, Inc., (“Company”) and Gartner, Inc. (“Gartner”).

Gartner hereby consents to the use by Company in its S-1 (“Filing”), of the Gartner material set forth on the attached Exhibit A (“Gartner Information”), subject to the following terms and conditions.

The Gartner Information in the Filing shall be presented as representing data or viewpoints published by Gartner, and not as a representation of fact. Company acknowledges that Gartner is unable to assume responsibility for third parties’ reliance on information contained in the Filing, including Gartner Information, and agrees to indemnify and hold harmless Gartner, its officers, employees and agents, from and against any and all claims liabilities and losses (including reasonable attorney’s fees) arising, directly or indirectly, out of the use of the Gartner Information in the Filing.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to conflict of law principles.

MEDecision, Inc.		Gartner, Inc.
By:	/s/ John H. Capobianco	By:	/s/ Allison S. Fletcher

Name:	John H. Capobianco	Name:	Allison S. Fletcher
Title:	President and COO	Title:	Vendor Relations Manager
Date:	October 23, 2006	Date:	October 23, 2006

Exhibit A

Industry Overview

The Centers for Medicare & Medicaid Services, or CMS, projected that more than $2.0 trillion was spent on healthcare in 2005, representing 16% of the U.S. Gross Domestic Product, or GDP. CMS estimates that spending will grow to $4.0 trillion by 2015, or 20% of the GDP, representing 7.2% annual growth since 2004. Healthcare costs are increasing in part due to improvements in medical technology and medical treatments, but also because of increases in general utilization of healthcare products and services. Rising healthcare costs negatively impact a wide array of constituencies, including federal and state governments, employers, consumers and healthcare providers. However, we believe that the broad array of healthcare payers is the most directly impacted. Payers include federal and state government programs like Medicare, Medicaid and public employee health benefit plans, large commercial insurers and numerous other national, regional and local health plans and administrators and self-insured corporations. Rising healthcare costs consistently threaten to negatively impact these payers.

We believe that payers have two options if they are to maintain their viability. First, payers can proactively manage the delivery of healthcare services and products to their members to improve the quality and cost of care. Second, they can offset rising healthcare costs by reducing their internal administrative costs through efficiency gains. To the extent they are not successful at proactively managing care more effectively and reducing their internal administrative costs, payers must pass the rising cost of healthcare on to their customers and their members. Passing on these costs ultimately threatens the payers’ relationships with their customers and/or members as enterprises and consumers also seek to lower their healthcare-related expenditures. Accordingly, payers are consistently seeking new strategies to more effectively manage the care delivery process for their members and reduce their internal operating costs. According to a Gartner survey entitled “Healthcare Payers’ IT Budgets Continue to Climb,” published on April 17, 2006, health plans’ information technology budgets increased by over 25% on a per member basis from 2002 to 2004. We believe, based on our research, that the market for care management solutions is currently in excess of $1 billion per year and is growing at a compound annual growth rate in excess of 15.8%.